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                                               FOUNDED 1866

                                April 30, 2010

VIA EDGAR

Mr. John Ganley
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549


          Re: Post-Effective Amendment to the Registration Statement on Form N-1A of BlackRock Funds III (the "Trust")


Dear Mr. Ganley:

   On behalf of the Trust, we herewith transmit for filing, under the Securities Act of 1933, as amended (the "Securities Act") and the Investment Company Act of 1940, as amended (the "1940 Act"), Post-Effective Amendment No. __(the "Amendment") to the Trust's Registration Statement on Form N-1A (the "Registration Statement").

   The Amendment is being filed pursuant to Rule 485(b) under the Securities Act and it is proposed that the Amendment becomes effective on April 30 [May 1], 2010.

   The Amendment is being filed for the purpose of updating the financial statements and other information and to make other non-material changes. We have reviewed the Amendment and represent that it does not contain disclosures which would render it ineligible to become effective pursuant to Rule 485(b).

   The Amendment also contains the Trust's responses to the telephonic comments provided by John Ganley of the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") on April 19, 2010 regarding the Trust's Post-Effective Amendment to its Registration Statement filed with the Commission on March 2, 2010. The Staff's comments are described below and have been summarized to the best of our understanding. We have discussed the Staff's comments with representatives of the Trust. The Trust's responses to the Staff's comments are set out immediately under the restated comment. Unless otherwise indicated, defined terms used herein have the meanings set forth in the Registration Statement. The Staff's comments have been categorized as "General Comments applicable to all Funds" and "Fund-Specific Comments," and the comments have been grouped accordingly under each category.

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GENERAL COMMENTS APPLICABLE TO ALL FUNDS

Fees and Expenses Table

Comment 1:    The sub-categories under "Other Expenses" are properly indented, but the corresponding numbers should be indented to the left.

Response:     The requested correction has been made.

Comment 2:    The footnote which describes and discusses "Independent Expenses"
is excessively long but the Staff will not object if the Funds do not revise it.

Response:     The Trust has reviewed the footnote and has determined to make no changes as the Trust believes the disclosure is necessary and complete.

Comment 3:    Please delete the footnote that describes voluntary fee waivers.

Response:     The footnote has been deleted.

Principal Risks of Investing in the Fund

Comment 4:    After the last risk factor in the Summary for certain Funds, there is a sentence that reads: "[The Fund] must maintain cash balances to meet redemption requests, which may lower overall portfolio performance." The Staff believes that this is not a principal risk and suggests moving it to the "Details About the [Funds]" section of the prospectus.

Response:     The sentence has been deleted from the Summary and moved to another section of the prospectus.

Performance Information


Comment 5:    The introductory paragraph for certain Funds states that the Fund compares its returns to a corresponding index. Please revise this to name the particular index.


Response:     The benchmark index in each case has been named.

Comment 6:    Delete the paragraph following the bar chart that provides a description of the Fund's corresponding index. This can appear elsewhere in the prospectus but not in the Summary.

Response:     The requested deletion has been made.

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Comment 7:    For Funds that have not sustained losses, in the paragraph following the average annual total return table, please delete the last two sentences that read:

   Fund returns after taxes on distributions and sale of Fund shares are calculated assuming that an investor has sufficient capital gains of the same character from other investments to offset any capital losses from the sale of Fund shares. As a result, Fund returns after taxes on distributions and sale of Fund shares may exceed Fund returns before taxes and/or returns after taxes on distributions.

Response:     The noted language has been deleted.

Comment 8:    Please delete the second paragraph following the table regarding past waivers. Some of this information can be included in the introductory paragraph as it is for LifePath Retirement Portfolio. The last sentence of the Performance Information lead-in for LifePath Retirement Portfolio reads: "If BFA and its affiliates had not waived or reimbursed certain LifePath Retirement Portfolio expenses during these periods, the LifePath Retirement Portfolio's returns would have been lower."

Response:     The requested paragraph has been deleted and the statement regarding the fee waivers has been incorporated as suggested into the paragraph preceding the performance chart and table.

Purchase and Sale of Fund Shares

Comment 9:    For Funds that do not have an investment minimum, the Staff suggests that the first sentence include a statement that there are no investment minimums and then continue to describe the eligibility requirements. Although the eligibility requirements are not included in the Item of Form N-1A, the Staff will not object to such requirements being included.

Response:     The section has been revised to include information about
investment minimums.

Comment 10:   Include information regarding the procedures for redemption of
shares--e.g., by mail, by phone, in appropriate form.

Response:     The requested information has been added.

Tax Information

Comment 11:   Please add disclosure stating that if shares are held in a tax-advantaged account, the tax consequences may be different.

Response:     The requested information has been added.

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A Further Discussion of Risks

Comment 12:   The lead-in sentence states that the section contains a "summary"
discussion of the general risks of investing in the Fund. Since there is a Summary section in the prospectus that contains a summary discussion of the general risks of investing in the Fund, please delete the word "summary" here.

Response:     The word "summary" has been deleted as requested.

Back Cover Page

Comment 13:   Under the "World Wide Web" on the back cover page, it states that the Fund does not have a website. Will the prospectuses be on the BlackRock website?

Response:     The prospectuses for the BlackRock Cash Funds and the LifePath
Portfolios will be available on the BlackRock website and the disclosure on the back cover page has been revised to reflect this. The prospectuses for BlackRock S&P 500 Stock Index Fund and BlackRock Bond Index Fund will not be available on the BlackRock website at this time.

BLACKROCK BOND INDEX FUND

Details About the Fund's Investment Strategies

Comment 14:   The fourth paragraph states that the Fund may lend its portfolio securities. Is this a principal strategy? If not, please identify as a secondary strategy.

Response:     The Fund confirms that securities lending is a principal strategy of the Fund and, therefore, no change has been made.

A Further Discussion of Risks

Comment 15:   Concentration Risk. Does this Fund concentrate? If so, please state the industry or sector in which it concentrates.

Response:     The Fund will concentrate to the extent its benchmark index concentrates in a particular industry. The Concentration Risk disclosure has been revised to read as follows:

   The Fund reserves the right to concentrate its investments (i.e., invest 25% or more of its total assets in securities of issuers in a particular industry) to approximately the same extent that its benchmark index concentrates in a particular industry. To the extent the Fund concentrates in a particular industry, it may be more susceptible to economic conditions and risks affecting that industry.

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Comment 16:   Foreign Securities Risk. Is this a principal risk? If not, identify this as a secondary risk.

Response:     The Fund confirms that Foreign Securities Risk is not a principal risk. Foreign Securities Risk has been moved to a new sub-section entitled "Other Risks."

Comment 17:   Mortgage-Backed and Asset-Backed Securities Risk. The Staff asks whether this section can be shortened since the disclosure is quite extensive.

Response:     The Mortgage-Backed and Asset-Backed Securities Risk disclosure was revised to remove the paragraphs describing extension risk and prepayment risk. These risks now appear as stand alone risk disclosures.

BLACKROCK S&P 500 STOCK FUND

Principal Investment Strategies of the Fund

Comment 18:   The Staff generally believes that the detail here is too
extensive.

Response:     The Fund has deleted certain disclosure in accordance with the
Staff's comments as described in Comments 19 and 20. The Fund has reviewed the revised disclosure and does not believe that it can be further condensed.

Comment 19:   In the second paragraph, please delete the lead-in sentence that reads: "No attempt is made to manage the Fund using economic, financial or market analysis."

Response:     The requested deletion has been made.

Comment 20:   In the second paragraph, unless it is a principal strategy, delete the last sentence that reads: "The Fund may also invest in high-quality money market instruments, including shares of money market funds advised by BFA."

Response:     The requested deletion has been made.

LIFEPATH PORTFOLIOS--INVESTOR A SHARES PROSPECTUS

The comments given below apply to all the LifePath Portfolios in the Investor A Prospectus and to the other prospectuses containing information about the other share classes of the LifePath Portfolios.

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Comment 21:   Please include in the Summary of each LifePath Portfolio, other than LifePath Retirement Portfolio, the glide path graphic.

Response:     The glide path graphic has been added to the Summary of each
LifePath Portfolio other than the LifePath Retirement Portfolio.

Fees and Expenses Table

Comment 22:   Please delete the last three sentences of the lead-in paragraph that read: "The expenses are deducted from the [LifePath Retirement Portfolio's] assets, which means you pay them indirectly. This table does not reflect charges that may be imposed in connection with an account in which you hold the shares. A broker-dealer or financial institution maintaining the account in which you hold shares may charge a separate account, service or transaction fee on the purchase or sale of Class A Shares that would be in addition to the fees and expenses shown here."

Response:     The three sentences have been deleted. The last sentence has been moved to the section in the prospectus entitled "How to Buy, Sell, Exchange and Transfer Shares."

Comment 23:   The Staff notes its continued objection to the inclusion of footnote (1) regarding the CDSC on Investor A Shares.

Response:     The Trust respectfully declines to delete footnote 1 to the Fee
Table. The Trust refers the Staff to the correspondence filed with Post-Effective Amendment No. 20 to BlackRock Global SmallCap Fund, Inc., File Nos. 033-63399 and 811-07171 by Willkie Farr and Gallagher LLP, which outlines the responses to the Staff's prior comments and discusses the rationale for not deleting footnote 1 to the Fee Table.

Summary of Principal Investment Risks

Comment 24:   Concentration Risk. Please identify if this is a principal risk.
If the Fund will concentrate, please identify the industry or sector of concentration and include appropriate disclosure in the principal strategies section.

Response:     The Fund confirms that Concentration Risk is a principal risk of the Fund. The Concentration Risk disclosure has been revised to read as follows:

   To the extent that an underlying index of an Underlying Fund is concentrated in the securities of companies, a particular market industry, group of industries, sector or asset class countries, regions or groups of countries, that Underlying Fund may be adversely affected by the performance of those securities, may be subject to increased price volatility and may be more susceptible to adverse economic, market, political or

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   regulatory occurrences affecting that market, industry, group of industries, sector or asset class country, region or group of countries.


Comment 25:   Securities Lending Risk. Is this a principal risk for the Fund?
If not, identify as a secondary risk.


Response:     The Fund confirms that Securities Lending Risk is a principal risk for the Fund.

Performance Information

Comment 26:   The introduction is quite lengthy and should be shortened. The
Staff suggests starting the section with the second paragraph that begins: "The bar chart and table...." and moving the disclosure that the information for
Investor A Shares is based on that of Investor I Shares further down in the paragraph.

Response:     The lead-in to the bar chart and annual return table has been reorganized as suggested and certain disclosure has been deleted as suggested.

Comment 27:   The disclosure of the composite index should follow the mention of the other indexes. Mention one or two of the indexes but the entire list need not be included.

Response:     The disclosure regarding the composite index has been revised substantially.

Comment 28:   State why the composite index is relevant.

Response:     Disclosure regarding the relevance of the composite index has been added.

Comment 29:   Consider shortening the disclosure in the text preceding the tables. That disclosure currently reads:

   Effective March 15, 2004, the returns for the LifePath Retirement Portfolio reflect its Master Portfolio's investment in Underlying Funds. For all periods prior to March 15, 2004, the returns for the LifePath Retirement Portfolio reflect the direct investment by its Master Portfolio in a portfolio of securities and also reflect investment in accordance with a model that included "tactical," or short-term, shifts in allocation between stocks and bonds. In addition, as of December 31, 2003, BFA made certain changes to its asset allocation strategies for the LifePath Retirement Portfolio, including a change to the frequency with which the LifePath Retirement Portfolio's respective holdings were rebalanced among asset classes from monthly to quarterly.

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Response:     The disclosure cited has been substantially revised and certain material has been deleted.

Comment 30:   The footnote that follows the Performance table describing the composite index should be shortened to the extent possible.

Response:     The footnote has been deleted.

Tax Information

Comment 31:   Please delete the last three sentences that read:

   The amount of taxes you owe will vary depending on your tax status and on your tax rate and the amount and character of the LifePath Retirement Portfolio distributions to you. Normally, distributions are taxable to you when paid. However, when distributions are declared in the last three months of a year and paid in January of the next year, they are taxable as if paid on December 31 of the prior year.

Response:     The three sentences cited have been deleted.

                              * * * * * * * * * *

   The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its documents, and acknowledges that the Commission is not foreclosed by its comment process from taking any action with respect to the Trust's documents.

   Please do not hesitate to contact me at (212) 839-5583 if you have comments or if you require additional information regarding the Trust's Registration Statement.

                                                  Respectfully submitted,

                                                  /s/ Ellen W. Harris
                                                  -----------------------------
                                                  Ellen W. Harris

cc:  Edward Baer
     Aaron Wasserman
     Denis Molleur
     John A. MacKinnon